4th Quarter 2003

Results

Operating

  Total lines in service, line equivalents and Internet access accounts increased 10.2% compared with the previous year

  Lines in service increased 8.6% compared with 2002

  In the data transmission business, line equivalents in operation increased 13.4%

  Internet access accounts increased 24.6% in 2003

  Local traffic increased 3.2% during the year

  DLD traffic had an annual increase of 7.2%

  ILD traffic decreased 8.3% in 2003

Financial

  Operating revenues totaled 116,848 million pesos, 0.3% lower than in 2002

  Operating margin was 33.8% and the EBITDA margin was 51.6%

  Net income rose to 22,450 million pesos for the full year, 10.3% higher than last year

  Earnings per share were 0.46 pesos and 0.82 dollars per ADR in the quarter and 1.85 pesos per share and 3.30 dollars per ADR for the full year

  Total debt in dollars decreased 4.7% compared with 2002

  Debt-to-capitalization ratio was 46.3% at year-end 2003

Financial
Relevant Figures (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Revenues	$30,183	$30,541	(1.2)	$116,848	$117,241	(0.3)
EBITDA	16,002	15,810	1.2	60,233	61,509	(2.1)
Operating income	10,523	11,191	(6.0)	39,539	41,162	(3.9)
Net income	5,585	5,494	1.7	22,450	20,347	10.3
Earnings per share (pesos)*	0.46	0.43	7.0	1.85	1.59	16.4
Earnings per ADR (dollars)**	0.82	0.80	2.4	3.30	2.97	11.1
Outstanding shares (millions)	12,109	12,777	(5.2)	12,109	12,777	(5.2)
Equivalent ADRs (millions)	605	639	(5.2)	605	639	(5.2)

*Considers outstanding shares at the end of each period

**One ADR represents 20 shares

Operating results

Expansion of the telecommunications infrastructure

The investments that TELMEX carried out in 2003 totaled 995.7 million dollars and increased its installed capacity in an important manner, that is the case of installed lines that at the end of the year they reached 17 million 202 thousand lines. The installed Internet access services totaled 2 million 54 thousand services.

Voice Business

(Thousand units)
	4Q 2003	3Q 2003	2Q 2003	1Q 2002	4Q 2002	% Inc. vs 4Q 2002

Lines in service	15,683	15,356	15,065	14,736	14,446	8.6
Net line gain *	327	290	329	290	288	13.6
Multifon Hogar	639	513	416	250	213	199.5
Lines with digital services	5,488	5,278	4,958	4,692	4,366	25.7
Penetration (%)	35.0%	34.4%	32.9%	31.8%	30.2%	4.8
Voice mail	5,355	4,759	2,160	587	-	NA
Penetration (%)	34.2%	31.0%	14.3%	4.0%	-	NA

*Amounts of each quarter.

Local Traffic

(Million units)
	4Q 2003	3Q 2003	2Q 2003	1Q 2002	4Q 2002	% Inc. vs 4Q 2002

Local calls	6,668	6,850	6,506	6,470	6,489	2.8
Interconnection minutes	6,568	6,646	6,507	6,069	5,822	12.8

Local

At year-end 2003, TELMEX had 15,683,264 fixed lines in service, an annual increase of 8.6% with a net addition of 327,478 lines in the fourth quarter. This gain was 13.6% higher than the fourth quarter of 2002. During the year, 1,236,828 lines were added, 15.1% more than in 2002. Of total lines in service, 639,190 belong to Multifon Hogar, and this amount was three times higher than in 2002.

In the fourth quarter, penetration of digital services was 35.0%, 4.8 percentage points higher than the same quarter of 2002. Total lines with at least one digital service were 5,488,497.

Free voice mail was launched in the first quarter of 2003 and at year-end, there were 5,355,128 free voice mails in operation.

During the quarter, 6,668 million local calls were made, 2.8% higher than the same quarter of last year. For the full year, total call traffic increased 3.2%, totaling 26,494 million calls.

Interconnection traffic totaled 6,568 million minutes during the quarter, 12.8% more than the fourth quarter of 2002. For the full year, interconnection traffic totaled 25,790 million minutes, 19.1% higher than in 2002.

Long Distance Traffic

(Million minutes)
	4Q 2003	3Q 2003	2Q 2003	1Q 2002	4Q 2002	% Inc. vs 4Q 2002

Domestic long distance	3,763	3,919	3,868	3,826	3,731	0.9
International long distance	1,406	1,197	984	927	912	54.1

Long distance

In the fourth quarter, domestic long distance traffic totaled 3,763 million minutes, 0.9% higher than the same period of 2002. For the full year, domestic long distance minutes rose to 15,376 million, an annual increase of 7.2%.

International long distance traffic surged in the fourth quarter by totaling 1,406 million minutes an increase of 54.1% compared with the same period of the previous year. For the full year, international long distance minutes totaled 4,513 million, 8.3% lower than in 2002.

Data Business

(Thousand units)
	4Q 2003	3Q 2003	2Q 2003	1Q 2002	4Q 2002	% Inc Vs 4Q 2002

Internet access accounts	1,452	1,373	1,288	1,234	1,165	24.6
Penetration (%)	9.3%	8.9%	8.6%	8.4%	8.1%	1.2
Prodigy (Dial Up)	1,258	1,205	1,148	1,119	1,080	16.5
Prodigy infinitum (ADSL)	179	152	123	98	67	169.3
Line equivalents for data transmission	2,291	2,178	2,077	2,009	2,021	13.4

Data

In 2003, TELMEX had 1,452,338 Internet access accounts, an annual increase of 24.6%. The gain in accounts during the fourth quarter was 79,823. During the year, 286,937 Internet access accounts were added, an increase of 13.7% compared with 2002.

In the fourth quarter, 27,637 users were added to broadband service ADSL (Prodigy Infinitum), reaching 179,293 services at year-end 2003, 169.3% more than in 2002. Prodigy Infinitum accounts represented 12.4% of total accounts in service.

At December 31, 2003 Internet service penetration including broadband services, in respect to total lines in service was 9.3%, 1.2 percentage points more than the same period of the previous year.

In the corporate market of data transmission, TELMEX operated 2,291,111 line equivalents at the end of the fourth quarter; an increase of 13.4% compared with the same period of 2002. In the fourth quarter, the gain of line equivalents for data transmission rose to 113,582. The annual gain was of 270,319 line equivalents.

Consolidated Financial Results

Revenues

In the fourth quarter, total revenues were 30,183 million pesos, a decrease of 1.2%, compared with the same period of the previous year. For the full year, revenues totaled 116,848 million pesos, a decrease in real terms of 0.3% compared with 2002.

  Local: revenues decreased 4.0% in the fourth quarter and 2.5% for the full year.

  DLD: these revenues decreased 1.7% in the fourth quarter. For the full year, these revenues increased 1.5%.

  ILD: revenues increased 18.2% compared with the fourth quarter of 2002 and for the full year, they decreased 8.2%. The increase in the fourth quarter was due to more incoming traffic.

  Data: revenues related to Internet services, rent and installation of line equivalents and value-added services related to data transmission increased 4.7% in the fourth quarter compared with the same period of 2002 and 5.4% for the full year. These revenues were approximately 3,654 million pesos in the fourth quarter and 13,646 million pesos in 2003.

  Interconnection: revenues increased 2.5% compared with the fourth quarter of 2002 and 8.6% for the full year. This growth was the result of lower growth in Calling Party Pays traffic and the one originated by long distance operators.

  Others: these revenues are mainly comprised by advertising sales of yellow pages as well as for sales in Tiendas TELMEX (TELMEX Stores) that decreased 7.1% in the fourth quarter and 1.3% in 2003.

Costs and Expenses

Cash costs and expenses totaled 14,181 million pesos in the fourth quarter, a decrease of 3.7% compared with the same period of the previous year. For the full year, total cash costs and expenses rose to 56,615 million pesos, 1.6% more than the same period of 2002.

  Cost of sales and services: increased 1.3% in the fourth quarter and 1.8% for the full year. Both increases were due to higher pensions and seniority premiums, the increase in electricity rates and higher costs for telephone sets and PC's.

  Commercial, administrative and general expenses: decreased 12% in the fourth quarter due to the control on uncollectables and advertising expenses. For the full year, these expenses remained flat.

  Interconnection: decreased 1.9% compared with last year's fourth quarter and increased 3.0% for the full year.

  Depreciation and Amortization: presented an adjustment of 18.6% in the fourth quarter that was mainly due to the variation of the exchange rate. For the full year, the increase was of 1.7%.

EBITDA and Operating Income

In the fourth quarter, EBITDA totaled 16,002 million pesos, 1.2% higher than the same period of 2002 and for the full year, EBITDA totaled 60,233 million pesos, 2.1% lower than the previous year. Operating income in the fourth quarter totaled 10,523 million pesos, 6.0% lower than the same period of the previous year and for the full year, operating income decreased 3.9% totaling 39,539 million pesos.

Comprehensive Financing Cost

Comprehensive financing cost was 1,226 million pesos during the fourth quarter due to an exchange loss of 970 million pesos resulting from the depreciation of the peso versus the US dollar of 2.8% during the quarter. Net Interest showed a charge of 829 million pesos and a gain of 573 million pesos was generated in the monetary position. Comprehensive financing cost for the full year totaled 4,070 million pesos, 39.2% lower than in 2002.

Net Income

Net income in the fourth quarter totaled 5,585 million pesos, 1.7% higher than the same period of 2002. For the full year, net income rose to 22,450 million pesos, an increase of 10.3% compared with 2002.

Repurchase of Shares

From October 1st to December 31st, TELMEX repurchased 181,245,600 of its own shares representing 1.5% of outstanding shares at September 30. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.46 pesos and 1.85 pesos for the full year.

Debt

At December 31, 2003 total debt, short-term and long-term equaled 6.112 billion dollars a decrease of 4.7% from 6.413 billion dollars in December 2002. Without considering hedges, 87.3% of total debt was foreign-denominated and at the end of December, currency hedges covered 585 million dollars of the total debt. Additionally, interest rate swaps were carried out for 12,390 million pesos producing a new fixed rate of 9.2% and 1.1 billion dollars with a fixed rate of 2.4%, with average maturities of 6 years for swaps denominated in pesos and 5 years for swaps denominated in dollars. After the interest rate swaps, fixed rate debt represents 93.1% of total debt.

Consolidated Income Statements
(Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Local	$13,332	$13,883	(4.0)	$53,871	$55,228	(2.5)
Domestic long distance	7,624	7,753	(1.7)	30,514	30,054	1.5
International long distance	2,537	2,146	18.2	9,041	9,848	(8.2)
Interconnection	4,375	4,268	2.5	17,565	16,179	8.6
Others	2,315	2,491	(7.1)	5,857	5,932	(1.3)
Total	30,183	30,541	(1.2)	116,848	117,241	(0.3)

Operating costs and expenses
Cost of sales and services	6,899	6,811	1.3	27,069	26,591	1.8
Commercial, administrative and general	4,234	4,812	(12.0)	17,246	17,205	0.2
Interconnection	3,048	3,108	(1.9)	12,300	11,936	3.0
Depreciation and amortization	5,479	4,619	18.6	20,694	20,347	1.7
Total	19,660	19,350	1.6	77,309	76,079	1.6

Operating income	10,523	11,191	(6.0)	39,539	41,162	(3.9)

Comprehensive financing cost
Net interest	829	887	(6.5)	2,589	4,980	(48.0)
Exchange loss, (gain)	970	654	48.3	3,133	4,621	(32.2)
Monetary effect	(573)	(707)	(19.0)	(1,652)	(2,906)	(43.2)
Total	1,226	834	47.0	4,070	6,695	(39.2)

Income before tax and employee profit sharing	9,297	10,357	(10.2)	35,469	34,467	2.9

Provisions for income tax and employee profit sharing	3,673	4,753	(22.7)	12,840	13,858	(7.3)

Income before equity in results of affiliates	5,624	5,604	0.4	22,629	20,609	9.8

Equity in results of affiliates	(39)	(110)	(64.5)	(179)	(262)	(31.7)

Net income	$5,585	$5,494	1.7	$22,450	$20,347	10.3

EBITDA	$16,002	$15,810	1.2	$60,233	$61,509	(2.1)
EBITDA Margin (%)	53.0	51.8	1.2	51.6	52.5	(0.9)
Operating Margin (%)	34.9	36.6	(1.7)	33.8	35.1	(1.3)

Consolidated Balance Sheets (Millions of Mexican pesos as of December 2003)	December 2003	December 2002
Assets
Cash and short-term investments	$17,544	$14,913
Other current assets	22,299	23,295
Plant, property and equipment, net	120,662	127,022
Inventories	1,419	1,349
Other assets	1,502	1,754
Intangible assets	-	7,177
Projected net asset	22,336	-
Total assets	$185,762	$175,510

Liabilities and stockholders' equity
Current portion of long-term debt	$20,262	$11,500
Other current liabilities	16,980	21,653
Long-term debt	48,416	57,266
Pensions and seniority premiums	-	7,997
Deferred taxes	20,455	13,496
	106,113	111,912
Total liabilities	79,649	63,598
Stockholders' equity	$185,762	$175,510
Total liabilities and stockholders' equity

Outstanding shares at December 31, 2003: 12,109,205,252

Exchange rate used at December 31, 2003: 11.2360 pesos per dollar

Local Service Business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Access, rent and measured service	$13,297	$13,761	(3.4)	$53,722	$55,080	(2.5)
Recovery of LADA special projects	505	460	9.8	1,816	1,801	0.8
LADA interconnection	968	878	10.3	3,492	3,496	(0.1)
Interconnection with operators	312	244	27.9	1,064	877	21.3
Interconnection with cellular	4,063	4,024	1.0	16,501	15,302	7.8
Other	2,297	2,428	(5.4)	8,646	8,483	1.9
Total	21,442	21,795	(1.6)	85,241	85,039	0.2

Operating costs and expenses
Cost of sales and services	4,836	5,075	(4.7)	18,737	18,631	0.6
Commercial, administrative and general	3,307	3,347	(1.2)	14,254	14,251	0.0
Interconnection	3,041	3,102	(2.0)	12,273	11,913	3.0
Depreciation and amortization	3,806	3,202	18.9	14,067	13,797	2.0
Total	14,990	14,726	1.8	59,331	58,592	1.3

Operating income	$6,452	$7,069	(8.7)	$25,910	$26,447	(2.0)

EBITDA	$10,258	$10,271	(0.1)	$39,977	$40,244	(0.7)
EBITDA Margin (%)	47.8	47.1	0.7	46.9	47.3	(0.4)
Operating Margin (%)	30.1	32.4	(2.3)	30.4	31.1	(0.7)

Comments on local financial results

The local service income statement, prepared in accordance with accounting separation principles, shows that revenues for the fourth quarter decreased 1.6% compared with the same period of the previous year. This result was due to the decrease of measured service rates in real terms, partially offset by higher interconnection revenues. For the full year, local revenues had an annual increase of 0.2% totaling 85,241 million pesos.

Operating costs and expenses increased 1.8% compared with the fourth quarter of 2002. This result was due to higher depreciation derived from the variation of the peso to the US dollar, partially offset by a decrease of 4.7% and 1.2% in cost of sales and services and commercial, administrative and general expenses, respectively. Additionally, costs related to interconnection decreased 2.0% in the fourth quarter. For the full year, total operating costs and expenses increased 1.3% totaling 59,331 million pesos

In the fourth quarter, operating income decreased 8.7% totaling 6,452 million pesos and EBITDA totaled 10,258 million pesos, similar to the amount registered in the same period of 2002. For the full year, operating income decreased 2.0% and EBITDA decreased 0.7%, totaling 25,910 and 39,977 million pesos, respectively.

Long distance business
Income statements (Millions of Mexican pesos as of December 2003)	4Q2003	4Q2002	% Increase	12 months 2003	12 months 2002	% Increase
Operating revenues
Domestic long distance	$4,100	$4,483	(8.5)	$17,124	$17,412	(1.7)
International long distance	2,005	1,654	21.2	7,389	8,016	(7.8)
Total	6,105	6,137	(0.5)	24,513	25,428	(3.6)

Operating costs and expenses
Cost of sales and services	994	1,287	(22.8)	4,521	4,775	(5.3)
Commercial, administrative and general	1,391	1,480	(6.0)	5,027	5,069	(0.8)
Interconnection to the local network	906	837	8.2	3,320	3,342	(0.7)
Cost of LADA special projects	468	435	7.6	1,711	1,709	0.1
Depreciation and amortization	629	537	17.1	2,787	2,573	8.3
Total	4,388	4,576	(4.1)	17,366	17,468	(0.6)

Operating income	$1,717	$1,561	10.0	$7,147	$7,960	(10.2)

EBITDA	$2,346	$2,098	11.8	$9,934	$10,533	(5.7)
EBITDA Margin (%)	38.4	34.2	4.2	40.5	41.4	(0.9)
Operating Margin (%)	28.1	25.4	2.7	29.2	31.3	(2.1)

Comments on Long Distance Financial Results

The long distance income statement prepared in accordance with accounting separation principles shows that long distance revenues decreased 0.5% in the fourth quarter. The decrease in revenues was due the reduction of domestic and international long distance rates in real terms, partially offset by a recovery in international long distance traffic. For the full year, long distance revenues totaled 24,513 million pesos, a decrease of 3.6% compared with the previous year.

Operating costs and expenses in the fourth quarter decreased 4.1% compared with the same period of last year. This decrease is the result of the strict control on cost of sales and services that decreased 22.8% as well as in commercial, administrative and general expenses that also decreased 6.0%. Depreciation increased 17.1% because of the variation of the peso to the US dollar. For the full year, operating costs and expenses decreased 0.6%, totaling 17,366 million pesos.

Operating income increased 10.0% and EBITDA increased 11.8% in the fourth quarter totaling 1,717 and 2,346 million pesos, respectively. For the full year, operating income decreased 10.2% totaling 7,147 million pesos and EBITDA decreased 5.7% totaling 9,934 million pesos.

Definition

TELMEX, is a corporation made up of Telefonos de Mexico, S.A. de C.V., its subsidiaries and affiliates, provides telecommunications services throughout the country. In addition to other services, this includes operation of the nation's most complete local, domestic and international long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, colocation, web hosting, production and distribution of telephone directories and interconnection services to other telecommunications operators